Exhibit 99.091- NEWS Mar. 20, 2003



DataMeg Corp. Subsidiary, CAS Communications, Inc., Expediting Cable Industry Certification for its MPTC System


BOSTON, Mar 20, 2003 (BUSINESS WIRE) -- DataMeg Corp. (DTMG) announced today that their jointly owned subsidiary, CAS Communications, Inc. is expediting the certification of their Multi-Phase Poly Tone System (MPTC).

The Company has approached Cable Labs, Inc., www.cablelabs.com, a well-known, accredited cable industry certification firm, with the expectation of getting this process completed as soon as possible.

Mr. Andrew Benson, President DataMeg Corp. stated, "We are expediting the certification of our MPTC System now, based on the generated interest and discussions that have been initiated regarding the system. Events continue to occur at a rapid pace. The MPTC System achieves significantly greater information transmission rates, versus what is now available; over 5 times better than conventional cable modem systems. This industry certification, through Cable Labs, provides us with industrial standards acceptance. We feel that our transmission configuration will be the "new" standard within the industry moving forward."

Mr. Benson continued, "The MPTC System design was created understanding the various transmission issues and efficiency / performance trade offs that the standard QAM cable transmission systems face. The MPTC System, employing our proprietary system transmission configuration, provides greater information immunity against inherent network "noise" within the 6Mhz bandwidth spectrum.

This scientific specification creates higher bandwidth efficiency without sacrificing transmission rate performance. In short, we have the ability to move more information, faster due to the system's ability to maximize the transmission channel within the cable networks' 6Mhz bandwidth range."

The Company restated that they have applied for the appropriate U.S. and international patent protections, and indicated that they expect to make the appropriate patent amendments, as they are necessary.

For further information about this release and the on-going business at DTMG, contact Rich Kaiser, Investor Relations, YES INTERNATIONAL, 800-631-8127.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as ``expect,'' ``anticipate,'' ``could,'' "would," "will," and ``may'' and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, the successful completion of projects underway at North Electric Company and the business conditions and growth in related areas of telecommunications, wireless and digital transmission areas, and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving products. Other risks may be detailed from time to time in our filings with the Securities and Exchange Commission. Neither DataMEG Corp. nor its subsidiaries undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.